Exhibit 99.1
Gogoro Announces Results of Annual General Meeting of Shareholders
TAIPEI, Taiwan, April 29, 2026 – Gogoro Inc. (“Gogoro,” “the Company” or “We”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today announced that it held its Annual General Meeting of Shareholders (“2026 AGM”) on April 28, 2026. Each of the resolutions submitted to the shareholders for approval at the 2026 AGM has been approved.

Specifically, the shareholders of the Company passed and approved by ordinary resolutions that:

1.the increase in the authorized share capital of the Company from US$50,000, divided into 22,500,000 ordinary shares of a nominal or par value of US$0.002 each and 50,000,000 preference shares of a nominal or par value of US$0.0001 each, to US$125,000, divided into 60,000,000 ordinary shares of a nominal or par value of US$0.002 each and 50,000,000 preference shares of a nominal or par value of US$0.0001 each, resulting in an increase of 37,500,000 authorized but unissued ordinary shares, be and is hereby approved;
2.the adjournment of the AGM by the chairman of the AGM, if necessary, to solicit additional proxies if there are insufficient votes at the time of the AGM to approve any of the resolutions to be considered and passed at the AGM be approved; and
3.each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit, including causing the Company's register of members to be updated and all necessary filings to be made with the Registrar of Companies in the Cayman Islands.

About Gogoro
Founded in 2011 to rethink urban energy, Gogoro is the world’s leader in battery-swapping electric mobility, setting new standards for sustainable mobility. Powering nearly 700,000 riders and over 800 million battery swaps across more than 2,700 GoStation locations, the Gogoro Network redefines how cities move. Recognized globally in 2024, including Fortune’s "Change the World," Fast Company’s "Asia-Pacific's Most Innovative Company," MIT Technology Review’s "15 Climate Tech Companies to Watch," and Frost & Sullivan’s "Global Company of the Year" for battery swapping, Gogoro continues to disrupt the status quo and accelerate the shift to cleaner, smarter mobility, and lead the way in reimagining how cities move.

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press@gogoro.com	ir@gogoro.com